SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 08, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q10 Results

São Paulo, May 14th , 2010 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the first quarter 2010 (1Q10). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2009.

SBSP3: R$ R$ 33.65/ share SBS: US$ 37.99 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 7.7 billion Closing price: 05/14/2010

1. Financial Highlights

			R$ million
	1Q09	1Q10	Chg.	%
(+) Gross operating revenue	1,779.4	1,885.6	106.2	6.0
(-) COFINS and PASEP taxes	126.0	133.6	7.6	6.0
(=) Net operating revenue	1,653.4	1,752.0	98.6	6.0
(-) Costs and expenses	1,191.4	1,033.4	(158.0)	(13.3)
(+) Equity Results	-	(0.1)	(0.1)	-
(=) Earnings before financial expenses (EBIT*)	462.0	718.5	256.5	55.5
(+) Depreciation and amortization	161.6	143.9	(17.7)	(11.0)
(=) EBITDA**	623.6	862.4	238.8	38.3
(%) EBITDA margin	37.7	49.2	-	-
Net income	256.2	290.6	34.4	13.4
Earnings per share (R$)	1.12	1.28	-	-

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 1Q10, net operating revenue reached R$ 1.8 billion, 6.0% grew compared to 1Q09. Costs and expenses in the amount of R$ 1.0 billion decreased 13.3% versus 1Q09. EBITDA was R$ 862.4 million in 1Q10 and R$ 623.6 million in 1Q09, an increase of 38.3%.

EBIT grew 55.5%, from R$ 462.0 million in 1Q09 to R$ 718.5 million in 1Q10.

The 1Q09 results was particularly impacted by the accounting of a non-recurring expense of R$ 146.6 million, corresponding to the amounts payable to retiring employees under the Conduct Adjustment Term (TAC) between 2009 and 2011. Excluding the effect of TAC in 1Q09, EBITDA would be R$ 770.2 million from R$ 623.6 million with margins from 37.7% to 46.6%. Even excluding this effect, 1Q10 EBITDA margin surpassed the 1Q09 margin.

2. Gross operating revenue

In 1Q10, gross operating revenue grew from R$ 1.8 billion in 1Q09 to R$ 1.9 billion in 1Q10, an increase of R$ 106.2 million or 6.0%, with the main factors being the 4.43% tariff adjustment as of September 2009 and 3.8% billed volume growth, of which 3.3% represents water variation and 4.6% of sewage.

3. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 1Q09 and 1Q10.

Página 2 de 11

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3

		Water			Sewage		Water + Sewage
	1Q09	1Q10%		1Q09	1Q10%		1Q09	1Q10%
Residential	352.0	364.6	3.6	281.9	294.1	4.3	633.9	658.7	3.9
Commercial	38.6	40.3	4.4	35.4	37.0	4.5	74.0	77.3	4.5
Industrial	8.2	9.0	9.8	8.1	9.3	14.8	16.3	18.3	12.3
Public	10.9	11.2	2.8	8.9	9.1	2.2	19.8	20.3	2.5
Total retail	409.7	425.1	3.8	334.3	349.5	4.5	744.0	774.6	4.1
Wholesale	71.9	72.5	0.8	7.7	8.1	5.2	79.6	80.6	1.3
Reused water	0.2	0.1	-	-	-	-	0.2	0.1	-
Total	481.8	497.7	3.3	342.0	357.6	4.6	823.8	855.3	3.8

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

		Water			Sewage		Water + Sewage
	1Q09	1Q10%		1Q09	1Q10%		1Q09	1Q10%
Metropolitan	269.7	277.2	2.8	225.0	233.7	3.9	494.7	510.9	3.3
Regional(2)	140.0	147.9	5.6	109.3	115.8	5.9	249.3	263.7	5.8
Total retail	409.7	425.1	3.8	334.3	349.5	4.5	744.0	774.6	4.1
Wholesale	71.9	72.5	0.8	7.7	8.1	5.2	79.6	80.6	1.3
Reused water	0.2	0.1	-	-	-	-	0.2	0.1	-
Total	481.8	497.7	3.3	342.0	357.6	4.6	823.8	855.3	3.8

(1) Unaudited
(2) Including coastal and countryside

4. Costs, administrative and selling expenses

In 1Q10, costs of products and services, administrative and selling expenses decreased 13.3% (R$ 158.0 million). As a percentage of net revenue, costs and expenses declined from 72.1% in 1Q09 to 59.0% in 1Q10. Excluding the effect of TAC of R$ 146.6 million, these expenses still would be an R$ 11.4 million lower than 1Q09.

R$ million

	1Q09	1Q10	Chg.	%
Payroll and benefits	488.0	322.2	(165.8)	(34.0)
Supplies	34.8	34.3	(0.5)	(1.4)
Treatment supplies	38.8	36.1	(2.7)	(7.0)
Services	181.7	215.4	33.7	18.5
Electric power	117.1	130.2	13.1	11.2
General expenses	58.0	72.7	14.7	25.3
Tax expenses	24.0	27.1	3.1	12.9
Sub-total	942.4	838.0	(104.4)	(11.1)
Depreciation and amortization	161.6	143.9	(17.7)	(11.0)
Credit write-offs	87.4	51.5	(35.9)	(41.1)
Costs, administrative and selling expenses	1,191.4	1,033.4	(158.0)	(13.3)
% over net revenue	72.1	59.0	-	-

4.1. Payroll and Benefits

In 1Q10 Payroll and benefits decreased by R$ 165.8 million or 34.0%, from R$ 488.0 million to R$ 322.2 million, due to the following:

• Decrease of R$ 163.1 million, by the TAC in 1Q09 (non-recurring), consisting of paid period of notice, FGTS penalty and benefits; and

• R$ 5.0 million decrease in wages, relating to the lay-offs in 1Q09.

Página 3 de 11

4.2. Treatment supplies

Expenses with Supplies decreased by R$ 2.7 million or 7.0%, from R$ 38.8 million in 1Q09 to R$ 36.1 million in 1Q10. The main factors were the lower consumption of iron sulphate replaced by iron chloride and a reduction in consumption of aluminum polychloride in the production systems of Cantareira, Alto Tietê Rio Claro and Alto Cotia due to the better quality of water.

4.3. Services

In 1Q10 this item increased R$ 33.7 million or 18.5%, from R$ 181.7 million to R$ 215.4 million. The main factors were:

• Expenses related to the Taiaçupeba Public-Private Partnership (PPP) in the amount of R$ 10.1 million;

• Hiring of consultancy, advisory and specialized services for diverse purposes in the amount of R$ 6.3 million covering Sabesp's organizational restructuring, implementation of value added management, Contact Center R, in the municipalities belonging to the Regional Systems, hiring of auditing services, structuring and implementation of the environmental management system, among others;

• Maintenance of water and sewage networks and connections in the amount of R$ 5.8 million, due to the increase in demand and the contractual amounts based on the Global Sourcing contracts at the municipalities of the Regional Systems and the increase in the volume of maintenance services in the São Paulo Metropolitan Region, in addition to intensified initiatives to improve the sanitary sewage systems of the Baixada Santista;

• Expenses of R$ 2.7 million with the implementation of the Program for the Rational Use of Water at municipal schools as a result of the agreement between Sabesp and the São Paulo Municipal Government;

• Advertising campaigns focused on socio-environmental initiatives, such as Onda Limpa, Córrego Limpo, Projeto Verão 2010, Jornal SPTV, a television news program, among others, in the amount of R$ 2.5 million; and

• Hydrometer reading and bill delivery expenses in the amount of R$ 2.3 million, as a result of increased number of connections and usage of new technologies that allow greater security and agility in the bill issue and reading system.

4.4. Electric power

In 1Q10, this item increased R$ 13.1 million or 11.2% from R$ 117.1 million to R$ 130.2 million. The increase was mainly due to the average tariff adjustment of 8.5% in the captive market, which represents 78.0% of the installed capacity, resulting in a weighted average increase of around 8.2% between the captive and free markets.

4.5. General expenses

General expenses increased by R$ 14.7 million or 25.3%, from R$ 58.0 million to R$ 72.7 million, mainly related to the provision for legal contingencies increase.

4.6. Depreciation and Amortization

This item decreased by R$ 17.7 million or 11.0%, from R$ 161.6 million to R$ 143.9 million, mostly due to revision of the estimated useful life of assets.

4.7. Credit write-offs

This item decreased by R$ 35.9 million or 41.1%, from R$ 87.4 million to R$ 51.5 million, due to the increased provision for the overdue debt of the municipalities to which the Company supplies water on wholesale in 1Q09, non-recurring in 1Q10.

Página 4 de 11

4.8. Tax expenses

In 1Q10 this item increased R$ 3.1 million or 12.9%, due to payment of the Municipal Real Estate Tax (IPTU) in the amount of R$ 3.4 million, to the São Paulo municipality.

5. Other operating revenues and expenses

5.1 Other operating expenses

Other operating revenues/expenses increased by R$ 13.9 million or 677.1%, by the adjustment of provision related to the actuarial commitment with the beneficiaries according the Law nº 4819/58 in the amount of R$ 14.2 million.

6. Financial expenses and revenues

R$ million

	1Q09	1Q10	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	102.6	100.1	(2.5)	(2.4)
Interest and charges on international loans and financing	19.8	15.7	(4.1)	(20.7)
Interest rate over lawsuit indemnity, net of provisions	19.4	106.3	86.9	447.9
Other financial expenses	8.8	17.2	8.4	95.5
Total financial expenses	150.6	239.3	88.7	58.9
Financial revenues	47.5	39.9	(7.6)	(16.0)
Financial expenses net of revenues	103.1	199.4	96.3	93.4

6.1. Financial expenses

In 1Q10 financial expenses increased by R$ 88.7 million, or 58.9% related to the lawsuits in the amount of R$ 86.9 million.

6.2. Financial revenues

Financial revenues decreased by R$ 7.6 million mainly as a result of the lower volume of financial investments.

7. Monetary variations on assets and liabilities

R$ million

	1Q09	1Q10	Var.	%
Monetary variation over loans and financing	0.2	26.0	25.8	-
Currency exchange variation over loans and financing	(32.9)	24.2	57.1	(173.6)
Other monetary/exchange rate variations	6.1	11.6	5.5	90.2
Variation on liabilities	(26.6)	61.8	88.4	(332.3)
Variation on assets	8.9	23.4	14.5	162.9
Net Variation	(35.5)	38.4	73.9	(208.2)

7.1. Variations on liabilities

The net effect of the variation on liabilities in 1Q10 was R$ 88.4 million higher, compared to 1Q09. Due to:

• Exchange variation on foreign loans and financing generated a negative impact of R$ 57.1 million due to the 2.3% appreciation of the U.S. Dollar in 1Q10 compared to the 1.0% depreciation in 1Q09;

Página 5 de 11

• Monetary variations on domestic loans and financing increased by R$ 25.8 million, mainly due to:

• R$ 32.0 million increase due to positive variation of the IGPM in 1Q10 of 2.77% compared to a negative impact of 0.92% in 1Q09; and

• R$ 6.2 million decrease due to the lower variation of the TR interest rate in 1Q10 of 0.08% compared to 1Q09, of 0.37%.

• Other monetary variations over indemnification in lawsuits, with an increase of R$ 5.5 million.

7.2. Monetary variations on assets

Monetary variations on assets increased R$ 14.5 million, mainly due to the retention of the JICA payments (formerly JBIC) in December 2008 and January 2009 which were affected by the depreciation of the Yen at the time of the disbursement in February 2009.

8. Operating indicators

Sabesp continues to work strenuously to reduce water loss, with a continuous reduction in loss rates, which reached 25.7% in 1Q10 against 27.2% in 1Q09. In spite of the 3.3% growth in water billed volume in 1Q10, volume of water produced increased only 1.8% due to the Company’s great efforts to fight water loss.

Operating indicators*	1Q09	1Q10%
Water connections (1)	6,989	7,161	2.5
Sewage connections (1)	5,381	5,563	3.4
Population directly served - water (2)	23.2	23.4	1.1
Population directly served - sewage (2)	19.3	19.7	2.3
Number of employees	16,349	15,165	(7.2)
Water volume produced	719.0	732.0	1.8
Water losses (%)	27.2	25.7	(5.5)

(1) In thousand units at the end of the period
(2) In million inhabitants at the end of the period, not including wholesale
* Not revised by the Independent Auditors

Página 6 de 11

9. Loans and financing

On February 22nd, 2010, we filed with ANDIMA (National Association of Financial and Capital Market Institutions) a registration request for a new public offering of debentures in the amount of R$900.0 million, offered in two series. The first series will mature in five and the second in three years, respectively. Bookbuilding occurred on April 15th.

The overbooking allowed the company to exercise the additional lots such that the final issuance of the 11th issuance of debentures totaled R$1,215.0 million. The first series in the amount of R$810.0 million and second series in the amount of R$405.0 million. A portion was used to repay the R$900.0 million promissory notes issued in December 2009. The rest was used as cash injection.

The first series will bear interest of the interbank deposit rate (CDI) plus 1.95% per year and will mature within five years after the issuance and repayments on the third, fourth and fifth year after the issuance. The second series will bear interest of interbank deposit rate (CDI) plus 1.4% per year and will mature with two years and repayments in the second and third year after the issuance. The final registration was issued by CVM on April 22nd and the closing notice was released on May 6th.

R$ million

INSTITUTION	2010	2011	2012	2013	2014	2015	2016 and onwards	Total
Local market
Banco do Brasil	219.1	314.6	342.5	372.7	98.2	-	-	1,347.1
Caixa Econômica Federal	60.1	86.5	95.6	97.0	58.5	36.1	338.1	771.9
Debentures	232.4	462.9	35.0	110.1	77.1	77.1	170.6	1,165.2
FIDC - SABESP I	41.7	13.9	-	-	-	-	-	55.6
BNDES	32.1	44.1	61.8	31.1	26.9	26.9	158.8	381.7
Promissory Notes / Debentures (*)	-	-	-	299.7	-	599.5	-	899.2
Others	2.4	6.6	0.4	0.4	0.5	0.5	1.8	12.6
Interest and charges	145.2	9.9	-	-	-	-	-	155.1
Local market total	733.0	938.5	535.3	911.0	261.2	740.1	669.3	4,788.4
International market
IDB	56.2	65.3	65.3	65.3	65.3	65.3	272.1	654.8
Eurobonds	-	-	-	-	-	-	249.3	249.3
JICA	-	11.0	22.0	22.0	22.0	22.0	307.4	406.4
IDB 1983AB	-	42.3	42.3	42.3	42.3	42.3	230.4	441.9
Interest and charges	25.1	-	-	-	-	-	-	25.1
International market total	81.3	118.6	129.6	129.6	129.6	129.6	1,059.2	1,777.5
Total	814.3	1,057.1	664.9	1,040.6	390.8	869.7	1,728.5	6,565.9

*3/31/2010 position does not include additional lots in the net amount of around R$ 312 million.

Página 7 de 11

10. Future Events

Conference Call in Portuguese	Conference Call in English
May 21st , 2010	May 21st , 2010
2:00 pm (Brasília) / 1:00 pm (US EST)	4:30 pm (Brasília) / 3:30 pm (US EST)
Dial-in access: (55 11) 2188-0155	Dial-in access: 1(412) 858-4600
Conference ID: Sabesp	Conference ID: Sabesp

Replay - available until 05/28/2010	Replay - available until 05/28/2010
Dial-in access: (55 11) 2188 0155	Dial-in access: 1(412) 317-0088
Replay ID: Sabesp	Replay ID: 440573#

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Página 8 de 11

Income Statement

Corporate Law Method (Law No. 6,404/76)	R$ '000

	PARENT COMPANY		CONSOLIDATED
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Gross Revenue from Sales and Services	1,885,608	1,779,367	1,885,608	1,779,367
Water Supply - Retail	966,276	913,539	966,276	913,539
Water Supply - Wholesale	86,800	82,072	86,800	82,072
Sewage Collection and Treatment	795,908	749,226	795,908	749,226
Sewage Collection and Treatment - Wholesale	5,933	5,678	5,933	5,678
Other Services	30,691	28,852	30,691	28,852

Taxes on Sales and Services - COFINS and PASEP	(133,605)	(126,001)	(133,605)	(126,001)

Net Revenue from Sales and Services	1,752,003	1,653,366	1,752,003	1,653,366

Costs of Sales and Services	(722,505)	(835,189)	(722,505)	(835,189)

Gross Profit	1,029,498	818,177	1,029,498	818,177

Operating Expenses
Selling	(158,475)	(208,516)	(158,475)	(208,516)
Administrative	(152,446)	(147,722)	(152,587)	(147,860)
Other operating revenue (expenses), net	(9,404)	5,470	(9,404)	5,470

Operating Income Before Shareholdings	709,173	467,409	709,032	467,271
Equity Result	(117)	(31)	-	-

Earnings Before Financial Results	709,056	467,378	709,032	467,271
Financial, net	(213,569)	(93,026)	(213,545)	(92,919)
Exchange gain (loss), net	(24,230)	25,423	(24,230)	25,423

Earnings before Income Tax and Social Contribution	471,257	399,775	471,257	399,775

Income Tax and Social Contribution

Current	(236,931)	(176,354)	(236,931)	(176,354)
Deferred	56,286	32,793	56,286	32,793

Net Income (loss) for the period	290,612	256,214	290,612	256,214
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	1.28	1.12	1.28	1.12
Depreciation and Amortization	(143,848)	(161,692)	(143,848)	(161,692)
EBITDA	862,308	623,600	862,284	623,493
% over net revenue	49.2%	37.7%	49.2%	37.7%

Página 9 de 11

Balance Sheet

Brazilian Corporate Law	R$ '000

	PARENT COMPANY		CONSOLIDATED
ASSETS	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Current
Cash and Cash Equivalents	851,564	769,433	852,523	771,008
Accounts Receivable from Clients	1,162,978	1,179,730	1,162,978	1,179,730
Related Party Balance	138,618	135,987	138,618	135,987
Inventory	34,706	39,877	34,706	39,877
Recoverable Taxes	5,219	3,017	5,219	3,017
Other Receivables	177,843	141,413	177,937	141,504
Deferred income tax and social contribution	250,951	258,551	250,951	258,551
Total Current Assets	2,621,879	2,528,008	2,622,932	2,529,674

Non-Current
Long Term Assets:
Accounts Receivable from Clients	274,773	266,543	274,773	266,543
Related Party Balance	945,423	956,648	945,423	956,648
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	47,439	46,365	47,439	46,365
Other Receivables	101,370	100,395	101,370	100,395
Deferred income tax and social contribution	591,286	530,131	591,286	530,131
	2,106,504	2,046,295	2,106,504	2,046,295

Investments	4,217	4,334	720	720
Permanent Assets	15,682,941	15,441,056	15,685,606	15,443,211
Intangible Assets	1,581,273	1,545,303	1,581,273	1,545,303
	17,268,431	16,990,693	17,267,599	16,989,234
Total Non-Current Assets	19,374,935	19,036,988	19,374,103	19,035,529

Total Assets	21,996,814	21,564,996	21,997,035	21,565,203

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Current
Contractors and Suppliers	168,563	195,606	168,704	195,765
Loans and Financing	955,811	1,010,537	955,811	1,010,537
Salaries and Payroll Charges	234,958	239,109	235,034	239,152
Taxes and Contributions Payable	235,429	218,862	235,433	218,867
Taxes and Contributions Deferred	28,941	37,912	28,941	37,912
Interest on Own Capital Payable	365,423	365,442	365,423	365,442
Provision for Contingencies	712,270	643,863	712,270	643,863
Accounts Payable	237,777	239,494	237,777	239,494
Other Payables	155,307	158,864	155,307	158,864
Total Current Liabilities	3,094,479	3,109,689	3,094,700	3,109,896

Non-Current
Long Term Liabilities:
Loans and Financing	5,610,061	5,549,463	5,610,061	5,549,463
Taxes and Contributions Payable	77,287	85,029	77,287	85,029
Taxes and Contributions Deferred	157,655	156,860	157,655	156,860
Provision for Contingencies	871,452	824,957	871,452	824,957
Provisions for actuarial liabilities Law 4819/58	520,055	518,027	520,055	518,027
Pension Fund Obligations	492,061	480,103	492,061	480,103
Other Payables	355,515	313,231	355,515	313,231
Total Non Current Liabilities	8,084,086	7,927,670	8,084,086	7,927,670

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,106,063	2,145,100	2,106,063	2,145,100
Profit Reserves	2,054,594	2,054,594	2,054,594	2,054,594
Accrued income	329,649	-	329,649	-
Total Shareholders' Equity	10,818,249	10,527,637	10,818,249	10,527,637

Total Liabilities and Shareholders' Equity	21,996,814	21,564,996	21,997,035	21,565,203

Página 10 de 11

Cash Flow

Brazilian Corporate Law	R$ '000

	PARENT COMPANY		CONSOLIDATED
Description	Jan-Mar/10	Jan-Mar/09	Jan-Mar/10	Jan-Mar/09
Cash flow from operating activities
Net income for the period	471,257	399,775	471,257	399,775
Adjustments for reconciliation of net income:
Provisions for contingencies	176,411	48,068	176,411	48,068
Provision for acturial liabilities Law 4819/58	14,237	-	14,237	-
Reversion of provision for losses	(217)	288	(217)	288
Other provisions	(1,062)	122	(1,062)	122
Liabilities related to pension plans	16,141	19,037	16,141	19,037
Write-off of property, plant and equipment	1,324	1,780	1,324	1,780
Depreciation and Amortization	143,848	161,692	143,848	161,693
Interest calculated over loans and financing payable	116,533	123,271	116,533	123,271
Monetary and exchange variation over loans and financing	50,246	(32,648)	50,246	(32,648)
Variation on liabilities and interest	1,155	1,555	1,155	1,555
Variation on assets and interest	(10,239)	(8,479)	(10,239)	(8,479)
Provisions for bad debt	51,536	87,400	51,536	87,400
Provision for TAC (Conduct Adjustment Term) retired employees	(16,516)	-	(16,516)	-
Provision for São Paulo Municipal Government Agreement	(1,925)	-	(1,925)	-
Equity Result	117	31	-	-

(Increase) decrease in assets:
Accounts receivable from clients	(38,220)	(41,130)	(38,220)	(41,131)
Shareholding balance	11,390	75,100	11,390	75,100
Indemnification receivable	-	2,581	-	2,581
Inventories	5,388	5,162	5,388	5,162
Recoverable Taxes	(2,201)	(1,887)	(2,201)	(1,887)
Other accounts receivable	(36,962)	7,119	(36,965)	7,115
Judicial deposits	(513)	6,353	(513)	6,353
Increase (decrease) in liabilities:
Loans and financing	(11,071)	(4,249)	(11,089)	(4,252)
Salaries and payroll charges	12,365	161,009	12,398	161,015
Provision for actuarial liabilities - Law 4819/58	(12,209)	(19,391)	(12,209)	(19,391)
Taxes and contributions payable	(29,032)	435,829	(29,033)	435,825
Accounts payable	(639)	(15,091)	(639)	(15,091)
Other accounts payable	35,503	388	35,503	388
Contingencies	(59,862)	(38,082)	(59,862)	(38,082)
Pension plan	(4,183)	(4,355)	(4,183)	(4,355)
Variation on Assets and Liabilities	(130,246)	569,356	(130,235)	569,350
Cash generated from operations	882,600	1,371,248	882,494	1,371,212
Interest paid	(92,700)	(105,658)	(92,700)	(105,658)
Income tax and contribution paid	(205,676)	(513,873)	(205,676)	(513,873)
Net cash generated from operating activities	584,224	751,717	584,118	751,681

Cash flow from investing activities:
Acquisition of property, plant and equipment	(403,217)	(325,691)	(403,727)	(325,723)
Increase in intangible assets	(4,743)	(4,233)	(4,743)	(4,233)
Net cash used in investing activities	(407,960)	(329,924)	(408,470)	(329,956)

Cash flow from financing activities
Loans and Financing
Funding	153,097	178,193	153,097	178,193
Payments	(247,211)	(424,136)	(247,211)	(424,136)

Payment of interest on own capital	(19)	-	(19)	-
Net cash generated (invested) at financing activities	(94,133)	(245,943)	(94,133)	(245,943)

Increase in cash and equivalents	82,131	175,850	81,515	175,782
Cash and cash equivalents at the beginning of the period	769,433	622,059	771,008	625,732
Cash and cash equivalents at the end of the period	851,564	797,909	852,523	801,514
Changes in Cash and Cash Equivalents	82,131	175,850	81,515	175,782

Página 11 de 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 08, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.